Exhibit 5.1
[HELIX LETTERHEAD]
March 31, 2006
Helix Energy Solutions Group, Inc.
400 N. Sam Houston Parkway E.
Suite 400
Houston, Texas 77060
Gentlemen:
     The undersigned, as Special Counsel for Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Company”), in connection with the registration under the Securities Act of 1933 of 13,539,138 shares of the Company’s common stock, no par value per share (the “Shares”), to be offered upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated January 22, 2006, by and between the Company and Remington Oil and Gas Corporation, as amended by Amendment No. 1 to Agreement and Plan of Merger dated January 24, 2006, by and among the Company, Cal Dive Merger — Delaware Inc., a wholly owned subsidiary of the Company, and Remington Oil and Gas Corporation (the “Merger Agreement”).
     In such capacity, I have examined the corporate documents of the Company, including its (i) 2005 Amended and Restated Articles of Incorporation and Second Amended and Restated By-Laws as in effect as of the date hereof, (ii) the Merger Agreement and (iii) resolutions adopted by its Board of Directors and committees thereof. For the purposes of expressing the opinion contained herein, I have also examined such other corporate documents as I have deemed necessary. I have relied on representations made by and certificates of the officers of the Company and public officials with respect to certain facts material to my opinion. I have made no independent investigation regarding such representations and certificates.
     Based upon and subject to the foregoing, I am of the opinion that the Shares are duly authorized and when issued in accordance with the terms of the Merger Agreement will be legally issued, fully paid and nonassessable.
     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Andrew C. Becher
Andrew C. Becher